Yummy Future Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Yummy Future Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

July 4, 2025
To the Management of Yummy Future, Inc.
Attn: Garrett Yan, Co-Founder

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Yummy Future, Inc. (the "Company"), which comprise the balance sheet as of the years ended December 31, 2024 and December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Yummy Future, Inc. as the years ended December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Yummy Future, Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 4, 2025



YUMMY FUTURE INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 869,228	$ 2,042,687
Inventories	9,037	4,192
Prepaid expense and other current assets	-	26
Total Current Assets	878,265	2,046,905
Noncurrent Assets		
Property and equipment	361,754	125,828
Right of use assets	831,877	329,452
Security deposits	59,875	6,419
Total Other Assets	1,253,506	461,699
Total Assets	$2,131,771	$2,508,604
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	17,381	13,417
Credit cards	29,070	8,091
Lease liability, current portion	262,067	137,911
Total Current Liabilities	308,518	159,419
Long-Term Liabilities		
Lease liability, net of current portion	573,817	208,964
Shareholder loans, long-term	13,440	13,440
Total Long-Term Liabilities	587,257	222,404
Total Liabilities	895,775	381,823
Stockholders' Equity		
Common Stock, $0.0001 par value; 10,000,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2024 and 2023	920	920
Additional Paid in Capital	81	81
SAFE Notes	3,693,485	3,693,485
Retained Earnings/ (Accumulated deficit)	(2,458,490)	(1,567,705)
Total Stockholders' Equity	1,235,996	2,126,781
Total Liabilities and Stockholders' Equity	$2,131,771	$2,508,604

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 414,341	$ 59,490
Cost of goods sold	- 153,048	- 30,663
Gross profit	261,293	28,827
Operating Expenses		
Salaries and wages	207,113	64,805
General and administrative	173,972	87,203
Rent expense	207,803	144,012
Research and development	531,949	337,522
Professional and contracted services	53,866	37,385
Depreciation	72,159	41,431
Total Operating Expenses	1,246,862	712,358
Other Income		
Interest income	94,784	82,110
Other expense	-	- 600
Total Other income	94,784	81,510
Net Income (Loss)	$(890,785)	$(602,021)

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 31, 2022	10,000,000	$1,000	$1	$3,693,485	($965,684)	$2,728,802
Reclassification of shares to reserve for stock options	(800,000)	(80)	80	-	-	-
Net loss	-	-	-	-	(602,021)	(602,021)
Balance as of December 31, 2023	9,200,000	920	81	3,693,485	(1,567,705)	2,126,781
Net loss	-	-	-	-	(890,785)	(890,785)
Balance as of December 31, 2024	9,200,000	$920	$81	$3,693,485	($2,458,490)	$1,235,996

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (890,785)	$ (602,021)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	72,159	41,431
Right-of-use assets and lease liabilities	(13,416)	(453)
Changes in operating assets and liabilities:		
Inventories	(4,845)	(2,920)
Prepaid and other current assets	26	(13)
Security deposits	(53,456)	-
Accrued expenses	3,964	13,417
Credit card liability	20,979	(7,877)
Net cash provided by (used in) operating activities	(865,374)	(558,436)
Cash Flows from Investing Activities		
Property and equipment	(308,085)	(44,500)
Net cash used in investing activities	(308,085)	(44,500)
Net change in cash and cash equivalents	(1,173,459)	(602,936)
Cash and cash equivalents at beginning of year	2,042,687	2,645,623
Cash and cash equivalents at end of year	$ 869,228	$ 2,042,687
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Yummy Future Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 6, 2018. The Company is a robotics company specializing in developing robotic-arm solutions for the food and beverage industry. The Company operates two coffee shops located in Champaign, IL.

The Company's fiscal year ends on December 31.

The Company's activities since inception have consisted primarily of robotic-arm development, building its customer base via drink and food sales, raising capital, hiring key personnel, and expanding café locations.

As of December 31, 2024 and 2023, the Company has incurred recurring losses from operations and has relied on outside capital to fund its operations. The Company's ability to continue as a going concern is dependent on its ability to The Company's ability to continue as a going concern is dependent on its ability to raise additional capital—primarily through its ongoing crowdfunded offering of Series interests and SAFEs. Management believes that if the Company successfully completes its current crowdfunded offering, the resulting capital, together with its existing resources—including approximately $500,000 in cash and cash equivalents as of the date of issuance of these financial statements—will be sufficient to meet its operating needs for at least the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.   The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and money market funds that meet the definition of cash equivalents under ASC 305, Cash and Cash Equivalents.

As of December 31, 2024 and 2023, the Company's cash and cash equivalents amounted to $869,228 and $2,042,687, respectively. Included in these balances are money market funds totaling $864,751 and $2,004,063 as of December 31, 2024 and 2023, respectively. These funds are considered cash equivalents in accordance with ASC 305-10-20, as they are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Furthermore, they are available for immediate withdrawal as of the balance sheet dates.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method, which is appropriate given the nature of the inventories held. The Company periodically evaluates inventories for obsolescence and excess quantities and records adjustments, if necessary, to reflect inventories at their net realizable value. Inventories include food and drink ingredients held for sale.

Inventories totaled $9,037 and $4,192 as of December 31, 2024 and 2023, respectively. The Company recorded no inventory obsolescence for the years ended December 31, 2024 and 2023.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. The Company has prepaid expenses and other current assets amounting to $0 and $26 as of December 31, 2024, and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the double-declining balance method over the estimated useful lives of the assets. The Company's furniture and equipment are depreciated over 7 years, while leasehold improvements are depreciated over 5 years, which is limited to the café lease term.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Accrued Expenses

Accrued expenses consist of obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. These include accrued compensation, professional fees, and other operating expenses. Accruals are recorded based on estimates when specific invoices are not yet available. The Company has accrued expenses amounting to $17,381 and $13,417 as of December 31, 2024, and 2023, respectively.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of contracts with our customers are satisfied. The Company generates revenue primarily through the sale of food and beverages. Revenue is recognized at the point in time when control of the products transfers to the customer, typically upon delivery or at the point of sale.

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met. Research and development expenses totaled $531,949 and $337,522 for the years ended December 31, 2024 and 2023, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023
Furniture, fixtures and equipment	$ 321,006	$ 195,020
Leasehold improvements	182,100	-
Total	503,106	195,020
Less: Accumulated depreciation	(141,352)	(69,192)
Property and equipment, net	$ 361,754	$ 125,828

Depreciation expenses for the years ended December 31, 2024 and 2023 were $72,159 and $41,431, respectively.

NOTE 4 – SHAREHOLDER LOANS/RELATED PARTY

The founders of the company extended loans to the Company with no specified maturity date or interest rate. Total shareholder loans outstanding were $13,440 as of both December 31, 2024 and 2023 and classified under long-term liabilities.

NOTE 5 – LEASES

As of December 31, 2024, and 2023, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, the right-of-use (ROU) assets were $831,877 and $329,452, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $262,067 and $137,911, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $573,817 and $208,964, respectively.

Future payment obligations and present value of lease liabilities with respect to the Company's operating leases, which were existing at December 31, 2024 and 2023, by year and in the aggregate, are as follows:

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

	31-Dec-24	31-Dec-23
2024	$ -	$ 155,254
2025	303,861	156,873
2026	210,873	59,476
2027	162,441	6,500
2028	266,244	-
Total future lease payments	943,419	378,103
Less: Interest	(107,535)	(31,228)
Present value of lease liabilities	$ 835,884	$ 346,875

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2022, the Company's issued and outstanding shares totaled 10,000,000. In 2023, the Company amended its certificate of incorporation to authorize and issue 9,200,000 shares of Class A common stock and 800,000 shares of Class B common stock. The Company reserved 800,000 shares of Class B common stock for stock options in 2023 and, therefore, had 9,200,000 issued and outstanding shares of Class A common stock as of December 31, 2024 and 2023.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024 and 2023, the Company had outstanding Simple Agreements for Future Equity (SAFEs) totaling $3,693,485. These SAFEs were issued in 2022 and prior years and are subject to post-money valuation caps of $15,000,000, $25,000,000, and $38,000,000, respectively. No SAFEs were issued during the years ended December 31, 2024 and 2023.

The SAFEs are legally binding agreements providing investors with the right to receive shares of the Company's Capital Stock upon the occurrence of specific future events. Upon a qualified equity financing, each SAFE automatically converts into either (i) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share in the financing, or (ii) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price (defined as the post-money valuation cap divided by the Company's capitalization immediately prior to the financing), whichever results in a greater number of shares.

In the event of a liquidity event prior to conversion, each SAFE entitles the holder to receive the greater of (i) the original purchase amount (Cash-Out Amount), or (ii) the value of the shares of Common Stock as if the SAFE had converted at the Liquidity Price. In the case of a dissolution event, holders are entitled to receive their original investment amount, subject to liquidation priority.

The SAFEs are non-interest-bearing, have no maturity date, and will automatically terminate upon conversion to Capital Stock or payment under a liquidity or dissolution event. The SAFEs are classified as equity in accordance with ASC 505-10, as they do not contain obligations to transfer assets and are settled in the Company's own equity securities.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SEGMENT REPORTING (SEE SEGMENT BREAKOUT IN APPENDIX A TO FOLLOW)

Management internally tracks and evaluates financial performance by distinct functional segments. Accordingly, the Company has presented supplemental segment information to reflect the nature of its operations as of December 31, 2024 and 2023.

The segments presented include:
- Coffee Shop – includes the results of operating coffee shop locations as well as expenses related to locations under construction.
- Robotics Research – includes general corporate functions such as administrative salaries, office expenses, centralized support services, and costs associated with product development and innovation activities.

Revenues and expenses are allocated to the respective segments based on the nature of the activity. Where specific attribution is not possible, shared costs are allocated on a pro-rata basis using relevant operational drivers.

The segment results are prepared using the same accounting policies applied in the preparation of the financial statements.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $2,000,000 in Series interests and up to $618,000 in SAFEs. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Issuance of SAFEs

In April 2025, the Company issued SAFEs amounting to $45,090, based on a post-money valuation cap of $60,000,000.

New Yummy Future Inc. Location – Palo Alto

The Company is in the process of opening a third retail location in Palo Alto, California. As of the date these financial statements were available to be issued, the Company has begun renovations on the new space in preparation for an anticipated opening in 2025. Costs related to the renovation

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

and buildout are expected to be capitalized as leasehold improvements and other fixed assets, in accordance with the Company's accounting policies.

Management's Evaluation

Management has evaluated subsequent events through July 4, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

APPENDIX A

YUMMY FUTURE INC.
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2024
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 413,410	$ 931	$ 414,341
Cost of goods sold	(153,048)	-	(153,048)
Gross profit	260,362	931	261,293
Operating Expenses			
Salaries and wages	149,548	57,565	207,113
Rent expense	121,685	86,118	207,803
General and administrative	93,630	80,342	173,972
Research and development	-	531,949	531,949
Professional and contracted services	10,794	43,072	53,866
Depreciation	31,698	40,461	72,159
Total Operating Expenses	407,355	839,507	1,246,862
Other Income			
Interest income	-	94,784	94,784
Total Other income	-	94,784	94,784
Net Income (Loss)	$(146,993)	$ (743,792)	$ (890,785)

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

YUMMY FUTURE INC.
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2023
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 57,320	$ 2,170	$ 59,490
Cost of goods sold	(30,663)	-	(30,663)
Gross profit	26,657	2,170	28,827
Operating Expenses			
Salaries and wages	24,017	40,788	64,805
Rent expense	66,894	77,118	144,012
General and administrative	25,538	61,665	87,203
Research and development	-	337,522	337,522
Professional and contracted services	-	37,385	37,385
Depreciation	10,358	31,073	41,431
Total Operating Expenses	126,807	585,551	712,358
Other Income			
Interest income	-	82,110	82,110
Other expense	-	(600)	(600)
Total Other income	-	81,510	81,510
Net Income (Loss)	$ (100,150)	$ (501,871)	$ (602,021)

The accompanying footnotes are an integral part of these financial statements.